EXHIBIT 1.01

Conflict Minerals Report

Misonix, Inc. (the “Company”) has determined that gold, tantalum, tin and/or tungsten (collectively, the “Minerals”), certain of the minerals covered by Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, are contained in circuit boards purchased by the Company as components for certain of the Company’s medical device products (the “Products”). A circuit board containing one or more of the Minerals is contained in the Products.

The Company has contacted by mail each of its suppliers that may provide one or more of the Minerals to the Company (the “Suppliers”) and has provided each Supplier with a copy of the EICC-GeSI Conflict Minerals Reporting Template (the “Template”) created by the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative as part of its effort to conduct a reasonable country of origin investigation and, if required, due diligence, on the sourcing of materials used in the Products.

For the reporting period, the Company contacted an aggregate of one hundred one (101) current Suppliers. As of the date of this Conflict Minerals Report, eighty-nine (89) of the Suppliers have responded by either (i) returning a completed Template to the Company or (ii) a written or verbal response. Twelve (12) Suppliers have not responded.

The table below breaks out the responses from the one hundred one (101) suppliers.

Response by Type	Number
Supplier does not use one or more the Minerals	46
Supplier uses one or more of the Minerals but not from the covered countries.	11
Supplier uses one or more of the Minerals from a covered country but obtains the Minerals from a certified supplier.	2
Suppliers indicated that they have not yet determined whether or not one or more of the Minerals are present in the components and/or materials purchased by the Company from such Suppliers.	24
Supplier is working directly with their supply chain to be compliant	6
Supplier did not respond	12
TOTAL	101

The Company intends to consider adopting a policy concerning the Minerals that would include one or more of the following: communicating and incorporating into contracts (where possible) the Company’s expectations to suppliers on conflict-free mineral supply chain; identifying and assessing risks in the supply chain; designing and implementing a strategy to respond to identified risks; and verifying the Company’s direct supplier’s compliance to its DRC conflict-free policy.